Exhibit 7

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m

Financing costs per consolidated income statement	1,932	429	1,512	2,419	2,014

One third of rental expense	615	629	553	466	387

Interest capitalized	25	138	—	—	—

Fixed charges(2)	2,572	1,196	2,065	2,885	2,401

Profit/(loss) before taxation from continuing operations	9,549	9,498	8,674	4,189	9,001

Share of profit in associates	(4,963)	(5,059)	(4,742)	(4,091)	(2,876)

Fixed charges	2,572	1,196	2,065	2,885	2,401

Dividends received from associates	4,023	1,424	1,436	647	873

Preference dividend requirements of a consolidated subsidiary	(86)	(89)	(86)	(82)	(65)

Interest capitalized	(25)	(138)	—	—	—

Earnings	11,070	6,832	7,347	3,548	9,334

Ratio of earnings to fixed charges	4.3	5.7	3.6	1.2	3.9

Deficiency between fixed charges and earnings	—	—	—	—	—

Notes:

1.	All of the financial information presented in this exhibit is unaudited.
2.	Fixed charges include (1) interest expensed (2) interest capitalized (3) amortised premiums, discounts and capitalised expenses related to indebtedness, (4) an estimate of the interest within rental expense, and (5) preference security dividend requirements of a consolidated subsidiary. These include the financings costs of subsidiaries and joint ventures.